Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:

Algonquin Power & Utilities Corp. Announces 2010 First Quarter Financial Results

OAKVILLE, ON, May 6 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the first quarter ended March 31, 2010. On October 27, 2009, Algonquin Power Income Fund became a wholly owned subsidiary of Algonquin Power & Utilities Corp. (collectively “APUC”), maintaining the same operations and business activities, but under a new corporate structure. Year-over-year results will be as compared to the results of Algonquin Power Income Fund in the relevant period.

For the first quarter of 2010, revenue was $45.9 million as compared to $52.2 million in the first quarter of 2009 and $43.4 in the fourth quarter of 2009. The decrease in revenue is primarily the result of the outage at the Energy-from-Waste facility and the lower than average wind resources in many areas of North America which impacted APCo’s Renewable Energy division.

Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) was $17.9 million in the first quarter of 2010 as compared to $21.1 million in the first quarter of 2009 and $18.0 in the fourth quarter of 2009. The decrease in Adjusted EBITDA is primarily related to lower earnings from operations.

APUC reported net earnings in the first quarter of 2010 of $3.5 million or $0.04 per share as compared to net earnings of $4.2 million or $0.05 per share for the first quarter of 2009 and a net loss of $1.4 million or $0.03 per share in the fourth quarter of 2009.

Adjusted net earnings in the first quarter of 2010 were $3.0 million or $0.03 per share as compared to adjusted net earnings of $7.9 million or $0.10 per share in the first quarter of 2009 and $11.5 million or $0.14 per share in the fourth quarter of 2009. APUC uses adjusted net earnings to assess the net earnings of APUC without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are primarily non-cash items that are not reflective of the performance of the underlying business of APUC.

Performance Summary for the first quarter of 2010:

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•	Revenue of $45.9 million in Q1 2010 as compared to $52.2 million in Q1 2009.

•	Adjusted EBITDA of $17.9 million in Q1 2010 as compared to $21.1 million in Q1 2009.

•	Adjusted net earnings of $3.0 million or $0.03 per share in Q1 2010 as compared to adjusted net earnings of $7.9 million or $0.10 per share in Q1 2009.

•	Net earnings of $3.5 million or $0.04 per share in Q1 2010 as compared to net earnings of $4.2 million or $0.05 per share in Q1 2009.

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“While April results show a return to more normal wind conditions at our St. Leon facility, the earnings impact of the refurbishment of our Energy-from-Waste facility will continue to be felt during Q2. Nevertheless, we are confident that our committed 2010 growth initiatives including the previously announced electric utility acquisition, construction of Red Lily Phase I and Liberty Water rate case applications remain on track to deliver full year 2011 earnings per share in line with our targeted dividend payout ratio of 75% to 100%”, commented Ian Robertson, Chief Executive Officer of APUC.

APUC’s financial information and analysis are available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 7, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, May 7, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0445 or local 416-644-3416.

Conference ID No.: 4283874

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4283874 (followed by the number sign) from May 7, 2010 until May 14, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. APCo, APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 18:29e 06-MAY-10